UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             ICTS International N.V.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    N43837108
                                 (CUSIP Number)

                                  Amos Megides
                            21 Morad Hanachal Street
                               Hofit 40295, Israel
                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
                                 Communications)

                                December 30, 2009
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 1 3D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAMES OF REPORTING PERSONS
      Amos Megides
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      N/A foreign entity
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a) | |
      (b) | |
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
================================================================================
NUMBER OF                   7       SOLE VOTING POWER
SHARES                                 906,644
                                ------------------------------------------------
BENEFICIALLY                8       SHARED VOTING POWER
OWNED BY                               N/A
                                ------------------------------------------------
EACH                        9       SOLE DISPOSITIVE POWER
REPORT                                 906,644
                                ------------------------------------------------
PERSON                      10      SHARED DISPOSITIVE POWER
WITH                                   N/A

================================================================================
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       906,644
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |_|        (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
================================================================================


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

Item 1. Security and Issuer

Common Stock, ICTS International, N.V., Holland: Biesboch 225, 1181 JC
Amsteiveen

Item 2. Identity and Background

            (a)   Amos Megides

            (b)   21 Morad Hanachal Street, Hofit 40295, Israel

            (c) General Manager, Tosaf Compounds, P.O. Box 52, Kfur Yona, Israel 40300

            (d)   N/A

            (e)   N/A

            (f)   Israel

Item 3. Source and Amount of Funds and Other Consideration

            PF - $3,218,586.20

Item 4. Purpose of Transaction

            (a)   Personal Investment - 906,644 shares representing 12%

            (b)   N/A

            (c)   N/A

            (d)   N/A

            (e)   N/A

            (f)   N/A

            (g)   N/A

            (h)   N/A

            (i)   N/A

            (j)   N/A

Item 5. Interest in Securities of the Issuer.

            (a) The investor entered into an agreement to purchase 906,644 shares of common stock at $3.55 per share, the closing of the transaction is January 15, 2010, resulting in the acquisition of 10.1 of the outstanding shares of the Issuer.

            (b)   906,244 representing 12%

            (c)   N/A

            (d)   N/A

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7. Material to be Filed as Exhibits

            N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2010


By: /s/ Amos Megides
--------------------------------------------
    Amos Megides


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